Mail Stop 60-10

June 16, 2005

Mr. Jeffrey Kang
Chief Executive Officer
Comtech Group, Inc.
Suite 1001, Tower C, Skyworth Building
Nanshan, Shenzhen 518057
People's Republic of China

> **Re:** **Comtech Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 27, 2005**
> **File No. 333-124201**

Dear Mr. Kang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please submit your May 27, 2005 letter via EDGAR.

Prospectus Cover Page

2. We note your response to comment 1; however, your prospectus cover should be limited to required information and information that is key to an investment decision. Therefore, we reissue the comment.

Prospectus Summary, page 1

3. We note your response to prior comment 4. Please tell us with specificity where you have provided independent support for the statements identified in

subparagraphs 4(a) and 4(b) of prior comment 4. Please clearly mark any supporting documentation you submit in response to this comment.

4. Please tell us the criteria you used to determine which suppliers to name in the summary. Also tell us whether any other suppliers satisfy those criteria.

5. If you elect to highlight customers in your summary, balance the disclosure with the decline in sales to the named customer mentioned on page 10.

Make strategic investments, page 3

6. With a view toward disclosure, please tell us the reason for creating a new company to engage in the Broadcom distribution. Please disclose the nature of any relationship between Broadwell Group Ltd. and you or Broadcom. Also file (1) the Memorandum of Understanding on Equity Joint Venture Agreement between Broadwell Group Ltd. and you and (2) the joint venture's agreements with Broadcom.

Corporate Structure, page 28

7. We note your responses to prior comment 10, 14 and 15. Please expand your disclosure to explain with specificity the PRC regulatory restrictions mentioned in those responses and how your corporate ownership is structured to comply with those restrictions.

8. Please provide disclosure that addresses the last sentence of previous comment 14.

9. Please revise your disclosure to describe all material terms of your agreement with UIT and UIT's agreements with third parties that are referenced in the final paragraph on page 29. Avoid disclosure in vague terms like "various" and "certain."

10. Please disclose your response to comment 18.

Management's discussion and analysis of financial condition and results of operations, page 33

Net Revenue, page 38

11. Discuss the reason for the decline in sales to UTStarcom mentioned on page 10.

Liquidity and Capital Resources, page 43

12.   We note your disclosure regarding your operating companies not declaring dividends. Please clarify how you obtain the funds necessary to operate your holding companies.

Cash flows and working capital, page 43

13.   Please revise the discussion of operating activities to explain why inventories increased RMB17.1 million (108%) during the three months ended March 31, 2005.

Industry Overview, page 50

14.   We note that the final paragraph on page 3 of the Gartner report supplied in response to prior comment 25 states that "[the incursion of local handset vendors in China] quickly came to a halt in the second half of 2003 when international vendors counterattacked with low-end products and new channel strategies." Please reconcile this with your disclosure in the last full paragraph on page 50.

Legal Proceedings, page 59

15.   Disclose the factual basis alleged to underlie the Trident claim. Also disclose the relief sought.

Executive Compensation, page 64

16.   Please include in the table your contributions the plan mentioned in the disclosure added on page 64 in response to previous comment 26.

Principal and Selling Stockholders, page 68

17.   We note your response to comment 29. However, the table shows that Ren Investments owns 4,937,917 shares while footnote 10 implies that Ren Investments owns 2,044,549 shares. Please reconcile and identify the individuals who beneficially own all of the shares held by Ren Investments.

Related Party Transactions, page 70

18.   We reissue prior comment 30. Please revise your disclosure to include all material terms of the acquisition transactions, including, for example, the consideration paid. See also instruction 5 to Regulation S-K Item 404(a).

Commercial transactions, page 71

19.   We reissue prior comment 33. It remains unclear why you would act as a sales
        agent for no profit. Also, you should clarify the nature of Viewtran's business
        and how it is consistent with your operations to act as a sales agent for such a
        business.

Note 1, page Q-4

20.   Please tell us the authority on which you rely to incorporate information into this
        S-1 by reference to your 10-K.

Recent Sales of Unregistered Securities, page II-1

21.   Provide the disclosure required by this item regarding the issuance of shares
        mentioned in the third full paragraph on page 44.

Exhibits

22.   Please ensure that you have provided the English translation of the terms that you
        omit by notations such as "[CHINESE HERE]." For example, we note
        Schedule 1 to exhibit 10.8.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lynn Dicker at (202) 551-3616 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Greg Miao – Skadden, Arps, Slate, Meagher & Flom LLP
                 Robert Wray – Skadden, Arps, Slate, Meagher & Flom LLP